Exhibit 99.1
January 27, 2022

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces The Successful Closing of its Debt Refinancing

DUBLIN, Ireland (January 27, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that it has closed its recently announced refinancing.

Refinancing

As previously announced, the Company has entered into refinancing transactions with respect to substantially all of the outstanding $99.9 million of exchangeable senior notes issued by our subsidiary, Trinity Biotech Investment Limited, and guaranteed by the Company (the “Notes”).

On Thursday, January 27, 2022, the Company successfully closed a $81,250,000 senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  Proceeds from the Term Loan, along with existing cash and the issuance of new American Depository Shares (“ADS”) in the Company, will be used to retire approximately $99.7 million of the Notes. The Company expects to complete the actions necessary to retire these Notes on Friday, January 28, 2022.

Commenting on the closing of the refinancing, Ronan O’Caoimh, Chief Executive Officer stated, “We are very pleased to have closed the financing arrangements with Perceptive Advisors. We are excited to now partner with Perceptive Advisors, a specialist healthcare financier, as we embark on the next stage of Trinity Biotech’s development and growth.”

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.